Mail Stop 3561

October 9, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Robert Köthner, Chief Accounting Officer
Daimler AG
Mercedesstrasse 137
Stuttgart, Germany 70327

      Re: Daimler AG
              Form 20-F for the year ended December 31, 2007
              Filed February 27, 2008
              File No. 001-14561

Dear Mr. Köthner:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief